 1-A/A LIVE 0001815794 XXXXXXXX 024-11257 false false false FOUNDATION INVESTMENT REAL ESTATE, INC WY 2020 0001815794 6500 85-1561491 0 1 1350 NE 125TH ST SUITE 201C NORTH MIAMI FL 33161 5612107553 H. Francis Fytton Other 0.00 0.00 8500.00 0.00 0.00 0.00 0.00 8500.00 -8500.00 0.00 0.00 8500.00 0.00 -8500.00 0.00 0.00 COMMON 4000000 00000000 NONE SERIES A Preferred 1000000 00000000 npne NONE 0 00000000 true true false Tier1 Unaudited Equity (common or preferred stock) Y N N Y N N 4000000 4000000 0.5000 2000000.00 0.00 0.00 0.00 2000000.00 false true AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 true